UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NO. 333-213009
CUSIP NUMBER 13767A103

[x] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ]Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: May 31, 2019

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:

Cannabis Suisse Corp.

Former Name if Applicable: Geant Corp.

Address of Principal Executive Office (Street and Number)(Zip Code):

Lerzenstrasse 12, Dietikon, Switzerland, 8953

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Cannabis Suisse Corp. (the “Company”) is not in a position to file its Form 10-K for fiscal year ended May 31, 2019 (the “Form 10-K”), in a timely manner because the Registrant cannot complete the Form 10-K in a timely manner unreasonable effort or expense due to entry in a material definitive agreement. Additional time is needed for the Company to compile and analyze certain information and documentation and complete preparation of its consolidated financial statements in order to permit the Company’s independent registered public accounting firm to complete its audit of the financial statements to be incorporated in the Form 10-K and complete its audit of the Company’s internal controls over financial reporting as of May 31, 2019.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of persons to contact in regard to this notification

Suneetha Nandana Silva Sudusinghe	(502)	208-2098
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[x] Yes [  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 31, 2019, Suneetha Nandana Silva Sudusinghe, the president of the Company and on behalf of the Company entered into a Stock Transfer Agreement with Cecillia Merige Jensen whereby the Company has acquired through merger all of the issued and outstanding capital stock of Cannabis Suisse LLC, a Wyoming limited liability company (“Subsidiary”). The Subsidiary owns all of the capital stock of Grow Factory GmbH, a corporation incorporated in Zurich, Switzerland (“Grow Factory”) on March 13, 2017. A copy of the agreement was furnished as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on June 6, 2019. The results did not include significant changes in results of operations from the corresponding period for the last fiscal year. In the Form 8-K, the Company stated the following operating results (unaudited) of Grow Factory for fiscal years ended December 31, 2018 and December 31, 2017:

	Fiscal year 2018	Fiscal year 2017
Revenues	3,597$	6,504$
Net income (Loss)	105,773$	(109,563)$
Operating expenses	114,102$	115,968$

Pre-Tax Net Income (Loss)	105,773$	(109,563)$

The statements included in this Form 12b-25 regarding our financial performance and results of operations, in each case as expected to be reported and other statements that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe the expectations and forecasts reflected in our forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Factors that could cause actual results to differ materially from expected results include the results and finalization of the Company’s financial statements, audit and reviews and those described under Risk Factors in our most recent Form 10-K and other filings with the U.S. Securities and Exchange Commission.

Cannabis Suisse Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 29, 2019	By:	/s/ Suneetha Nandana Silva Sudusinghe
Suneetha Nandana Silva Sudusinghe Chief Executive Officer